THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

                        May 5, 2009

Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	KOKO, Ltd.
                        Form S-1 Registration Statement
                        File No. 333-157878

Dear Mr. Spirgel:

In response to your letter of comments dated March 31, 2009, please be advised as follows:

1.
Gregory Ruff cannot be thrown into a general category of “Ruff/Bleweis and Littler families.”  Other than KOKO, Ltd. and QE Brushes, during the last ten years Gregory Ruff has not been the officer or director of any public companies; has not been an officer or director of any blank check companies; has not been an officer or director of any shell companies.  Craig Littler has not been the officer or director of any public companies; has not been an officer or director of any blank check companies; has not been an officer or director of any shell companies.  We believe you have confused Gregory Ruff with his brother, Gary Ruff and Craig Littler with his brother Gary Littler.  Gary Little is now deceased.  KOKO, Ltd. is engaged in the development, manufacture and sale of a steak timer.  It is not a blank check company and there is no evidence to support an allegation that KOKO, Ltd. is a blank check company.

2.
Gregory Ruff has attempted to match up operating companies with available shell companies.  Mr. Ruff was not affiliated with either the shell or target companies he sought to match up.  Mr. Ruff has been unsuccessful in matching up any shell companies with any target companies.  The ad you refer to was Mr. Ruff’s attempt to attract shell companies which, if he was successful, would be followed by an attempt to locate an operating target company.  Mr. Ruff has advised me that he has never offered to sell any shell companies.

3.
Regarding the July 17, 2007 Form D, no shares were ever offered or sold.  Initially, KOKO, Ltd. was going to manufacture a sun hat, however, because of patent issues related to the hat, the project was abandoned and the steak timer was substituted therefore.

                    Mr. Larry Spirgel
                    Assistant Director
                    Securities and Exchange Commission
RE: KOKO, Ltd.
                    Form S-1 Registration Statement
                    File No. 333-157878
                    May 5, 2009

4.
Other than time devoted to other life matters, neither Mr. Ruff nor Mr. Littler are involved in any business activities that relate in any manner to the development of the steak timer.  QE Brushes deals with pet tooth brushes.

                    Yours truly,

                    The Law Office of Conrad C. Lysiak, P.S.

BY: CONRAD C. LYSIAK
                    Conrad C. Lysiak

CCL:jtl

cc: KOKO, Ltd.